Exhibit 99.1

Staffing 360 Solutions Announces Financial Results for the Fiscal Year Ended December 31, 2016

Company Reports Across-the-Board Improvements in Revenue, Gross Profit,
Adjusted EBITDA, and Management Discusses Major Recent Developments

New York, NY – April 13, 2017 – Staffing 360 Solutions, Inc. (Nasdaq: STAF), a public company executing a global buy-and-build strategy through the acquisition of staffing organizations in the United States and the United Kingdom, today announced that it has filed a Form 10-K/T as part of the Company’s change of its fiscal year-end from May 31st to the Saturday closest to December 31st, and it has released its financial results for the transition period ended December 31, 2016.

Summary of the Twelve Months to December 31, 2016

•	Revenue was $183.5 million for the year, a 27.1% increase, compared to $144.4 million in the comparable twelve-month period, including organic growth of 10.5%.
•	Gross profit was $31.9 million, a 26.1% increase, compared to $25.3 million in the comparable twelve-month period.
•	Net loss attributable to common stock decreased to $8.1 million*, compared to $9.4 million in the comparable twelve-month period.
•	Adjusted EBITDA was $5.0 million*, an increase of 85.2%, compared to $2.7 million in the comparable twelve-month period.

* A table has been included in this press release reconciling net loss attributable to common stock to Adjusted EBITDA.

“We are excited by the results for the twelve-month period ended December 31, 2016,” stated Brendan Flood, Executive Chairman of Staffing 360 Solutions. “Although presentation of the twelve-month period is not required for a transition report, we wanted to include this supplemental information to provide investors with a more complete view of our performance.  We reported a record amount of revenue, at $183.5 million, increasing 27% from the previous twelve-month period.  Likewise, Adjusted EBITDA hit $5.0 million compared to $2.7 million and we experienced over 10% organic growth for this period as well, which is quite an achievement.”

Summary of the Transition Period Ended December 31, 2016

•	Revenue was $109.4 million in the transition period, a 19.7% increase, compared to $91.4 million in the comparable seven-month period, including organic growth of 11.1%.
•	Gross profit was $19.1 million, a 17.3% increase, compared to $16.3 million in the comparable seven-month period.
•	Net loss attributable to common stock decreased to $3.7 million*, compared to $5.3 million in the comparable seven-month period.
•	Adjusted EBITDA was $3.3 million*, a 37.5% increase, compared to $2.4 million in the comparable seven-month period.

“Staffing 360 Solutions has concluded a series of major initiatives recently and we are pleased to add the change to a more industry-standard year-end to the list of accomplishments,” stated Brendan Flood, Executive Chairman of Staffing 360 Solutions. “Our new year-end will align ourselves with the majority of publicly listed companies in the staffing industry and makes Staffing 360 Solutions easier to follow for both analysts and investors alike.  In addition, we are very pleased with our financial results for both the full year and the transition period.  We experienced close to a 20% growth in revenue, and over 17% increase in gross profit in the transition period, compared to the same seven-month period in the prior year.  Even more impressively, we achieved 11% organic growth for the transition period, one of the highest organic growth rates we’ve reported.”

The Company encourages investors to review its Form 10-K/T for the transition period ended December 31, 2016 for additional information regarding the Company’s results of operations, liquidity, audited financial statements and other pertinent information.

David Faiman, Chief Financial Officer, added, “Staffing 360 Solutions continues to grow considerably, but in addition to the increases of revenue and Adjusted EBITDA, we are driving costs lower and continuing to improve our balance sheet.  In the transition period, our stockholders’ equity has increased and our working capital deficiency has improved by approximately $1.5 million since the previous period of May 31, 2016.  We have also improved our debt levels significantly.  For the 12 month period ended December 26, 2015, we had a 6.2x leverage ratio.  We now have over $5.0 million of TTM Adjusted EBITDA compared to $10.0 million of non-asset backed debt, resulting in a 2.0x leverage ratio, which is a significant improvement.”

Major Recent Developments

•

Completed the Company’s Annual Shareholder Meeting, which was held on January 26, 2017.  Not only was this significant because it was the first Annual Shareholder Meeting since uplisting to Nasdaq, it also included voting proposals necessary for the milestone financings we closed over the following months.

•

Successfully closed over $9.0 million of financing with Jackson Investment Group, LLC, since the beginning of January, that has given the Company the opportunity to refinance debt, support operations with working capital, redeem the outstanding Series D Preferred Stock, and position Staffing 360 to continue its high-growth strategy.

•

Received a buy-out offer from Jackson Investment Group, LLC with an offer to purchase all of the shares of Staffing 360 Solutions at $1.10 per share.  As mentioned in the formal response, we respectfully declined the offer, as we don’t believe that the valuation was in the best interest of the Company and its shareholders.

•

Staffing 360’s board of directors has decided to hold a Special Meeting of Stockholders.  In addition to the proposal for the change in domicile to Delaware, the meeting will also include new proposals relating to Jackson Investment Group potentially owning more than 20% of the Company’s common stock, and approval on other potential financings, which we believe will be beneficial for the Company as we continue to grow and secure more capital in 2017.  The Special Meeting of Stockholders is expected to be held in June.

“Staffing 360 Solutions has achieved some major milestones recently,” said Matt Briand, President and Chief Executive Officer.  “From our first Annual Shareholder Meeting in January, to our recent financings with Jackson Investment Group, as well as our upcoming Special Meeting of Stockholders, there has been a significant amount of activity.  With our $9.0 million of recent funding in place and our balance sheet strengthened, we believe our management team is now in a strong position to direct our focus toward operations and our M&A pipeline.”

Earnings Conference Call

Staffing 360 Solutions will host its earnings conference call on Thursday, April 20, 2017, at 9:00 am Eastern to discuss the Company’s financial results for the period ended December 31, 2016, as well as its latest developments. The conference call will include a Q&A session where investors will have the opportunity to ask questions of management.

The teleconference can be accessed by dialing 877.407.0778 within the United States, 800.756.3429 within the UK, or 201.689.8565 internationally.  Please dial in 10 minutes prior to the beginning of the call. There will be a playback of the teleconference available until May 19, 2017.  To listen to the playback, dial 877.481.4010 within the United States or 919.882.2331 internationally and use replay ID number: 10331.

The conference call will be simultaneously webcast and available at:

http://www.investorcalendar.com/event/175845

About Staffing 360 Solutions, Inc.

Staffing 360 Solutions, Inc. (Nasdaq: STAF) is a public company in the staffing sector engaged in the execution of a global buy-and-build strategy through the acquisition of domestic and international staffing organizations in the United States and the United Kingdom.  The Company believes the staffing industry offers opportunities for accretive acquisitions that will drive its annual revenues to $300 million.  As part of its targeted consolidation model, the Company is pursuing acquisition targets in the finance and accounting, administrative, engineering and IT staffing space.  For more information, please visit: www.staffing360solutions.com.

Follow Staffing 360 Solutions on Facebook, LinkedIn and Twitter.

Non-GAAP Financial Measures

The Company uses financial measures which are not calculated and presented in accordance with US generally accepted accounting principles (“GAAP”) in evaluating its financial and operational decision making regarding potential acquisitions, as well as a means to evaluate period-to period comparison. The Company presents these non-GAAP financial measures because it believes them to be an important supplemental measure of performance that is commonly used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We refer you to the reconciliations below.

The Company defines Adjusted EBITDA as earnings (or loss) from continuing operations before interest expense, income taxes, depreciation and amortization, and amortization of non-cash stock-based compensation, non-recurring acquisition and restructuring expenses and goodwill impairment charges.

Forward-Looking Statements

Certain matters discussed within this press release are forward-looking statements. These statements may be identified by words such as "expect," "look forward to," "anticipate" "intend," "plan," "believe," "seek," "estimate," "will," "project" or words of similar meaning.  Although Staffing 360 Solutions, Inc. believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained.  Actual results may vary materially from those expressed or implied by the statements herein, including the goal of achieving annualized revenues of $300 million, due to  the Company’s ability to successfully raise sufficient capital on reasonable terms or at all, to consummate additional target acquisitions, to successfully integrate any newly acquired companies, to organically grow its business, to successfully defend any potential future litigation, changes in local or national economic conditions, the Company’s ability to comply with its contractual covenants, including in respect of its debt,  as well as various additional risks, many of which are unknown at this time and generally out of the Company’s control, and which are detailed from time to time in Staffing 360 Solutions’ reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.  Staffing 360 Solutions does not undertake any duty to update any statements contained herein (including any forward-looking statements), except as required by law.

Additional Information for Stockholders

In connection with our proposed change in domicile from Nevada to Delaware, the issuance of shares to Jackson Investment Group and the potential future issuance of shares in an equity offering, Staffing 360 Solutions, Inc. has filed a preliminary proxy statement and will file a definitive proxy statement and other materials with the SEC. In addition, we may also file other relevant documents with the SEC regarding these proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S) AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of the proxy statement(s) (when available) and other documents filed with the SEC by Staffing 360 Solutions, Inc., at our website, www.staffing360solutions.com, or at the SEC’s website, www.sec.gov.  The proxy statement(s) and other relevant documents may also be obtained for free from Staffing 360 Solutions, Inc. by writing to Staffing 360 Solutions, Inc., 641 Lexington Avenue, 27th Floor, New York, NY 10022 Attention: Investor Relations.

Participants in the Solicitation

Staffing 360 Solutions, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the matters discussed above. Information about our directors and executive officers is set forth in our transition report on Form 10-K/T for the transition period ended December 31, 2016, which was filed with the SEC on April 12, 2017. This document can be obtained free of charge from the sources indicated above. Information regarding the ownership of our directors and executive officers in our shares of common stock, restricted stock and options is included in our SEC filings on Forms 3, 4, and 5, which can be found through the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement and will also be contained in the definitive proxy statement and other relevant materials to be filed with the SEC when they become available.

Corporate Investor Contact:

Staffing 360 Solutions, Inc.

Darren Minton, Executive Vice President

+1.646.507.5712

darren.minton@staffing360solutions.com

Financial Contact:

Staffing 360 Solutions, Inc.

David Faiman, Chief Financial Officer

+1.646.507.5711

info@staffing360solutions.com

Staffing 360 Solutions, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(All Amounts in Thousands)

	December 31,	May 31,	May 31,
	2016	2016	2015

ASSETS

Assets
Current Assets	$ 23,537	$ 23,359	$ 19,802
Non-Current Assets	30,420	30,400	21,379
Total Assets	$ 53,957	$ 53,759	$ 41,181

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Current Liabilities	$ 38,628	$ 39,919	$ 27,206
Non-Current Liabilities	7,051	6,328	4,473
Total Liabilities	45,679	46,247	31,679

Series D Preferred Stock	612	-	-

Total Stockholders’ Equity	7,666	7,512	9,502
Total Liabilities, Mezzanine Equity and Stockholders’ Equity	$ 53,957	$ 53,759	$ 41,181

Staffing 360 Solutions, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(All Amounts in Thousands)

	Transition Period Ended
	December 31,	Fiscal Years Ended May 31,
	2016	2016	2015

Revenue	$ 109,422	$ 165,552	$ 128,829

Cost of Revenue	90,285	136,505	106,281

Gross Profit	19,137	29,047	22,548

Operating Expenses	19,766	33,645	30,017

Loss from Operations	(629)	(4,598)	(7,469)

Other Expenses	(2,965)	(4,870)	(10,094)

Loss Before (Provision for) Income Tax	(3,594)	(9,468)	(17,563)

(Provision for) Benefit from Income Taxes	(16)	(17)	60

Net Loss From Continued Operations	(3,610)	(9,485)	(17,503)

Net Loss From Discontinued Operations	-	-	(47)

Net Loss	$ (3,610)	$ (9,485)	$ (17,550)

Net Loss Attributable to Non-Controlling Interest	-	28	471
Dividends – Series A Preferred Stock	116	200	50

Net Loss Attributable to Common Stock	$ (3,726)	$ (9,713)	$ (18,071)

Staffing 360 Solutions, Inc. and Subsidiaries
Reconciliation of Net Loss Attributable to Common Stock to Adjusted EBITDA
(All Amounts in Thousands)

	For the Period	For the Period
	December 27, 2015 to	December 28, 2014 to
	December 31,	December 26,	Fiscal Years Ended May 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)

Revenue	$ 183,542	$ 144,408	$ 165,552	$ 128,829

Gross Profit	$ 31,869	$ 25,276	$ 29,047	$ 22,548

Loss from Operations	$ (3,109)	$ (5,522)	$ (4,598)	$ (7,469)

Net Loss Attributable to Common Stock	$ (8,110)	$ (9,440)	$ (9,713)	$ (18,071)

Adjustments:
Interest Expense	$ 2,554	$ 2,081	$ 2,699	$ 1,646
Provision (Benefit) for Income Taxes	42	(17)	17	(60)
Depreciation and Amortization *	5,302	4,760	5,508	6,931
EBITDA	(212)	(2,616)	(1,489)	(9,554)

Acquisition, Capital Raising and Other Non-Recurring Expenses	4,290	2,410	3,665	2,209
Other Non-Cash Charges	1,011	2,861	2,180	1,778
Restructuring Charges	19	(415)	21	5,237
Impairment of Intangibles	-	-	-	703
Modification Expense	33	40	72	-
Dividends – Series A Preferred Stock	200	166	200	50
Other Income / (Expense)	(365)	(22)	(566)	(142)
Net Income Attributable to Non-Controlling Interest	37	246	28	471
Adjusted EBITDA	$ 5,013	$ 2,670	$ 4,111	$ 752

Staffing 360 Solutions, Inc. and Subsidiaries
Reconciliation of Net Loss Attributable to Common Stock to Adjusted EBITDA
(All Amounts in Thousands)

	Transition Period	For the Period
	Ended	June 1, 2015 to
	December 31,	December 26,
	2016	2015
		(Unaudited)

Revenue	$ 109,422	$ 91,432

Gross Profit	$ 19,137	$ 16,316

Loss from Operations	$ (629)	$ (2,119)

Net Loss Attributable to Common Stock	$ (3,726)	$ (5,329)

Adjustments:
Interest Expense	$ 1,382	$ 1,527
Provision (Benefit) for Income Taxes	16	(9)
Depreciation and Amortization *	3,182	3,388
EBITDA	854	(423)

Acquisition, Capital Raising and Other Non-Recurring Expenses	1,670	1,045
Other Non-Cash Charges	447	1,616
Restructuring Charges	10	12
Impairment of Intangibles	-	-
Modification Expense	2	40
Dividends – Series A Preferred Stock	116	116
Other Income / (Expense)	162	(39)
Net Income Attributable to Non-Controlling Interest	-	(9)
Adjusted EBITDA	$ 3,261	$ 2,358

* Includes amortization included within Other Income / (Expenses).